Exhibit 99.1

Given Imaging
Fourth Quarter 2011
Financial Results Conference Call
February 15, 2012
9:00 a.m. ET

Operator:
Good morning, and welcome ladies and gentlemen to the Given Imaging fourth quarter 2011 financial results conference call.  As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to David Carey of Lazar Partners. Please go ahead.

David Carey:
Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 9, 2011. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s fourth quarter earnings release, which is posted on the Given Imaging website.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir:	Thank you David.

Good morning everyone and thanks for joining us today.

Were very pleased with the great progress we achieved in 2011 solidifying our global leadership in delivering innovative GI diagnostic solutions.  In 2011 we increased revenues by 13% with all of our product lines growing nicely.  Revenue expanded in all three of our geographic business regions, Americas, EMEA and APAC, with an especially strong increase in the Asia-Pacific region.  Collectively, EMEA and APAC revenue increased by more than 20% in 2011.

In the last several quarters, sales in the Americas region were flat to slightly lower, due to lower levels of healthcare utilization, reflected by a double digit decline in upper and lower endoscopies. We believe that our program of increasing PillCam SB utilization for detecting and monitoring Crohn’s disease helped to increase fourth quarter capsule sales in the region by 2 percent, while total revenues in the region increased by 11 percent in the fourth quarter.  We continue to focus on educating physicians about the new indication and believe that we can extend this growth trend throughout 2012.

In addition to our focus on growing our existing businesses, we continued our progress advancing our PillCam COLON pivotal clinical trials.

I am pleased to announce that as of this week, we have completed the enrollment of our US PillCam COLON trial with over 850 individual’s enrolled and over 650 ingestions completed so far.  We are firmly on track to complete the trial in the May/June timeframe and plan to submit data to the FDA in the fourth quarter.  The 72 patient PillCam COLON pivotal trial in Japan which began enrolling patients in mid-November is also going according to plan.  More than half of patients needed in the trial have now been enrolled, and we’re on target to complete the trial in the March/April timeframe and submit to the Japanese FDA in the middle of the year.

In addition to these important trials there are approximately 40 other trials ongoing in numerous disease states using our products.

I’d now like to spend a moment discussing how we intend to achieve our 2012 top line guidance.

First, in terms of our PillCam business, we expect that PillCam sales in the Americas region will grow modestly this year in line with fourth quarter 2011 growth.   Our priority going forward in the U.S. is to fully leverage our sales, marketing and professional education teams to accelerate adoption of PillCam SB in the detection and management of Crohn’s disease.  To achieve this, we have more than 55 physician events planned this year with 20 leading IBD KOLs participating in peer-to-peer education programs.

In the EMEA region, we expect to achieve double digit growth by expanding sales in existing markets which offer significant growth potential, including France and Germany.  Last year at this time, we announced that the German government would be issuing a medical code for PillCam SB after which 73 million Germans or about 90 percent of the German population would have access to the PillCam SB procedure with full reimbursement.  We still expect the Ministry of Health to issue the code, but cannot predict the timing of that announcement.  Even without the code, Germany is an important market for us. In 2011 we achieved an important milestone surpassing the $10 million revenue mark for the first time in Germany.

We also expect to achieve double digit growth in the APAC region.  This increase will be fueled by expanding the market for PillCam SB in China by making the product available in all major cities.  The other significant growth driver for PillCam SB in the APAC region will be further market penetration in Japan.  We expect to receive clearance to begin selling our non-imaging Agile patency capsule which will enable us to pursue the expanded indications of Crohn’s detection and monitoring, as we are doing in the U.S.

Similar to last year, we expect combined revenue in the EMEA and APAC regions to grow by double digits on a percentage basis this year.

Second, we intend to expand the market for our functional GI businesses, Bravo and Sierra worldwide. In 2011, we recorded revenue of approximately $48 million from these businesses and in 2012 we plan to grow this business segment by 15 to 20 percent.  In addition, we plan to further improve gross margins for those products.

Third, we plan to expand the market for PillCam COLON 2 in Europe.  We expect that the guidelines written by Europe’s largest GI society, the ESGE, will be published in the next couple of months in a peer review journal.  These guidelines will provide physicians in Europe with a framework for using PillCam COLON 2 in daily clinical practice and will support our plan to educate physicians on the benefit of using PillCam COLON and expand utilization.

In closing, we are confident that 2012 will be another positive year for Given Imaging.  We have a very clear strategy in place to expand the global market for PillCam SB. We believe that the combined obscure GI bleeding and Crohn’s detection and monitoring indications represent a $1 billion global market opportunity.  To date we estimate that we’ve penetrated just 15 percent of this market so we have a long way to go.  We believe that PillCam COLON represents a $4 billion global market opportunity as both a diagnostic and screening tool.  In addition, we continue to evaluate products and companies that could be a complementary fit with our business.  We anticipate that if we are successful executing on these initiatives, we will achieve our goal of $450 million in annual revenue by 2016.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our financial results, and will provide details on how we expect to achieve our EPS projections for fiscal 2012.

Yuval Yanai:	Thanks, Homi.

In the fourth quarter of 2011, we achieved revenues of $48.5 million, an 8% increase from $44.9 million in the fourth quarter of 2010.

Revenues in the Americas region increased 11% to $30.9 million.  The growth is attributable mainly to a sharp increase in sales of Sierra products, and to a lesser extent, a single digit increase in PillCam SB capsule sales.  Sierra sales in the Americas region grew 73% to $6.9 million from $4.0 million in the same period in 2010. This brings total revenues in the Americas region for fiscal year 2011 to almost $109 million, an 8% increase over 2010.

In the EMEA region, the 2.6% decrease in revenues to $11.4 million from $11.7 million in 2010 was mainly due to effect of currency fluctuations.  In local currencies, sales in the EMEA region this quarter were at the same level as the same quarter in 2010. However, 2011 total revenues in EMEA were up 12%, an increase of $5 million, from $40.2 million in 2010 to $45.1 million in 2011.

Revenues in the APAC region increased by nearly 19 percent in the fourth quarter of 2011 to $6.3 million compared to $5.3 million in the same period in 2010.  The increase was mainly due to higher sales in Australia and China.   2011 revenues in the region rose 40%, from $17.2 million in 2010 to $24.1 million in 2011. This strong increase is attributable to successful penetration in China, as well as a strong year in Australia.

Total PillCam SB sales increased by 4.1% to 60,300 capsules in the fourth quarter of 2011, compared to 57,900 capsules in the same period in 2010. In the Americas region, PillCam SB sales in the fourth quarter increased by 2.4% to 37,800 capsules compared to 36,900 in 2010.  As Homi mentioned, we believe that the increase in PillCam sales was primarily due to increased utilization for the Crohn’s diagnosis and monitoring indications.  PillCam SB sales in the EMEA region increased by 9.2% to 15,400 capsules while PillCam SB sales in the APAC region grew by 4.3% to 7,200 capsules, from 6,900 capsules in the same period in 2010.

We sold this quarter approximately 200 Rapid Access Systems, our software only solution, and since we launched this product, we’ve sold over 1,600 systems.  In addition, we sold 55 workstations in the fourth quarter bringing our cumulative system deliveries worldwide to approximately 5,700 systems.

Gross margin on a non-GAAP basis in the fourth quarter of 2011 was 77.9 percent, compared to gross margin of 77.7 percent in the fourth quarter of 2010.  On an annual basis, non-GAAP gross margin was 77.2%, in line with our projections. We believe that our on-going cost reduction efforts and efficiency measures taken were key factors in maintaining gross margin at this high level.

Non-GAAP operating profit was $7.1 million in the fourth quarter of 2011, compared to $5.8 million in 2010.  The increase was mainly due to the increase in gross profit. 2011 non-GAAP operating margin was 12.1%, slightly above the 12% in 2010. It should be noted that in 2011 we made a significant investment in the two PillCam COLON trials, and this will continue in the first half of 2012.

On a GAAP basis, net income for the fourth quarter increased 76 percent to $5.6 million, or $0.18 per share, compared to $3.2 million, or $0.11 per share, in the same quarter of in 2010.

On a non-GAAP basis, net income for the fourth quarter of 2011 increased by 33 percent to $7.7 million, or $0.25 per share on a fully diluted basis, compared to $5.8 million, or $0.19 per share on a fully diluted basis, in the fourth quarter of 2010.

The full reconciliation between GAAP and non-GAAP earnings is available in our fourth quarter press release which is posted on our website.

Tax expense was lower than usual this quarter, mainly due to year-end adjustments.

We generated $10.1 million in cash from operating activities in the fourth quarter and ended the year with a cash balance of $105 million. In 2011 we generated a total of $20.1 million from operating activities.  We are encouraged by the strong cash generated from operating activities, which on an annual basis is almost equal to our non-GAAP operating profit. This level of cash generation is sustainable and supported by a steady level of accounts receivable days outstanding, as well as a solid level of inventory turnover.

Turning now to 2012 guidance.  As we mentioned in our press release, we expect that 2012 revenues will be between $190 million and $200 million.

We also expect that earnings per share will be between $0.45 - $0.55 per share on a GAAP basis and between $0.70 – $0.80 on a non-GAAP basis.

I would like to spend a few minutes discussing some of the assumptions that went into our 2012 guidance. First, we feel that we must be conservative with top line guidance, taking into account the continued lower level of healthcare spending in the US, and uncertainties surrounding the European economy.  We believe that we can continue generating double digit growth in the EMEA region on an annual basis, however unforeseen currency fluctuations could impact this trend.  In APAC region, we expect strong double digit growth to continue.  In the Americas region, we expect to generate single digit growth in our small bowel business and a strong double digit growth in the functional diagnostics business consisting of the Bravo and Sierra product lines.

I would like to remind you of the traditional seasonality in our revenue generation from quarter to quarter during the year.  The first quarter of each year tends to be our weakest quarter, the second and third quarters tend to be higher than the first quarter, with revenues in the third quarter more or less equal to the second. Fourth quarter is the strongest. As a result, first quarter profitability tends to be lower than other quarters

We expect GAAP and Non-GAAP gross margins for fiscal year 2012 to be in line with gross margins in 2011, and could fluctuate slightly on a quarterly basis due to changes in product mix, exchange rates and geographic distribution of revenues.  Operating expenses will increase by a few percentage points in the first half of 2012, mainly due to the PillCam COLON trials.

We will continue our efforts to improve profitability, and we expect operating margin, both GAAP and non-GAAP to improve this year.

Moderator, you may now open the call to questions.

Moderator, you may now open the call to questions.

Operator:
Thank you. If you would like to ask a question, please signal by pressing the star key followed by the digit 1 on you telephone key pad. If you are using a speakerphone, please make sure the mute function is turned off to allow you signal to reach our equipment. Once again, please press star 1 to ask a question. We'll pause for just a moment to allow everyone the opportunity to signal for questions.

And we'll take our first question from Bryan Brokmeier from Maxim Group.

Bryan Brokmeier:
Hi everyone. I guess first on Germany, you mentioned it briefly in the, you know, it's beyond your control when you receive national reimbursement. But is there anything going on that should cause it to delay beyond the planned 12 to 15 month timeframe?

Homi Shamir:
No, I don't think there is any particular things that we need there is a delay. We said initially we estimate it to be 12 to 15 months but again, I think in France it took much longer and also initially in Japan.

So maybe we were a little bit more optimistic or, but I think it will happen. I can - but what we are saying, we don't know exactly the dates it will happen but nevertheless Germany is continued to grow very nicely. Partly is because people knows that the, reimbursement is coming.

Some of the sick funds already approved reimbursement so that's also helping. Germany grow very nicely double-digit number during this year without reimbursement.

Bryan Brokmeier:	So if you were to get reimbursed then would it be even stronger or would there be a delay before you start realize that?

Homi Shamir:
I need to mention one more thing so that we need to remember. We are selling now the capsules in Germany around 500 euros for the capsules. When we receive reimbursement, reimbursement for example in France is 420.

So, yes maybe it would sell much more capsules but it could initially affect some of the total revenue. So again, I don't have a clue what kind of reimbursement, what kind of price that will come so, in Germany.

Bryan Brokmeier:
Okay thanks. And APAC although grew nicely it was a sequential decline, you talked about APAC a little bit but it was weaker than I was expecting. You know, was it throughout APAC or you mentioned that China was strong and I think you said Australia was strong as well. You know, what, was there anything that you can point to that caused the sequential decline?

Yuval Yanai:
Hi Bryan; this is Yuval. We've as I think I mentioned when I discussed the 2012 guidance there are quarterly fluctuations. Two sequential quarters of decline are I don't want to say meaningless , they have meaning, but all in all we grew on an annual basis very nicely.

We have to bear in mind that we sell consumables, we do not have backlog, and therefore it is quite difficult to make prediction on a quarterly basis. On an annual basis, APAC in each, I would say each and every component in APAC will grow strong double-digit in 2012. So I think we are at a high level of confidence and we have to live through this volatility among quarters.

Bryan Brokmeier:	Okay. And then just lastly, the Sierra revenue in the Americas was very strong, better than what I was expecting. Is, you know, was there anything that you can point to with that?

Did you see, did you enter a new region, did a new sales guys start, you know, gaining traction in a particular part of the Americas or, you know, is there anything else you can point to for why this is a continuing trend that we might see or if, was there anything one-time?

Homi Shamir:
I there wasn't any one-time there, its combination of a few things. First of all, if we call it One Given, it was really a strong quarter where all the sales force people were working with each other and trying to generate momentum.

Don't forget the fourth quarter is all the time much stronger in capital sales so that's also, and, you know, we are selling capital it can move between 80,000 to a hundred and something thousand dollar. So it was generally strong sale and I think also customer realized that with Given that all the time associate them with innovation.

We bring into them high resolution manometry both for the esophagus and for the rectum. It's a very reliable product, we have a lot of people to support it. So I think it's a, people were very interested to buy the technology.

Are we going to have another 76% growth in Q4 next year? I'm not so sure. But there was nothing unusual in this quarter and Sierra for the year I think were about 36%, so I mean it's a strong growth.

Bryan Brokmeier:	All right, thank you.

Yuval Yanai:	Thanks.

Operator:	Once again to ask a question, please press star 1. We'll stake our next question from Jeremy Feffer from Cantor Fitzgerald.

Jeremy Feffer:	Good morning guys, congrats on the quarter.

Homi Shamir:	Thank you Jeremy.

Jeremy Feffer:
I wanted to start in the U.S. on Bravo. Obviously that was down in the fourth quarter and that was coming off sequentially, relatively, a weak quarter in the third quarter. How should we think about the trends there in the U.S. in 2012? You know, you say 15% growth for both Sierra and Bravo, but how about that, just the Bravo piece?

Homi Shamir:
I think Bravo is also, will grow double-digit, we had some issues with the Bravo. But overall we think those are going to move forward with it and the product is a great product, unique product. There is also some of the reporting and Yuval can  speak about it.

Some of the items that we are selling in Bravo actually we recognized them it’s a software it’s coming under Sierra. So it's a little bit misleading, but yes, on a capsule basis, you will see strong capsule growth coming back this year in Bravo.

Jeremy Feffer:	Okay.

Yuval Yanai:
Jeremy just to complete what Homi said, some of the software component has been unified under the same package and we recognize the revenue and we allocate the revenue to Sierra. So there is some of an artificial cannibalization by revenue of Sierra, of revenue of Bravo by Sierra business.

So I think as Homi mentioned before, Bravo should continue to grow. We are doing efforts to continue to improve the product, and we're sure that these, as Homi said before, these combined two products would continue to generate double-digit growth for us.

Jeremy Feffer:
Okay. I wanted to ask about Brazil. So now that you're going direct how should we think about incremental sales coming out of Brazil? Is there going to be a significant ASP impact? Is it going to be more volumes? How should we think about that?

Yuval Yanai:
On day one there'll probably be a price effect because  instead of selling indirect we are selling direct. Although, in the first few quarters I don't really think we should expect any significant change in quantities. I think we in, you know, making these steps into I think direct into a country it's a step that involves significant investments.

We need to know the market better than before. We have more efforts, more resources to invest into Brazil. And we hope that within reasonable time we'll have probably about 50 million people, Brazilians that will have access to capsule endoscopy and later on even 100 million.

So market is promising, however, we don't see any step function in 2013. We'll hopefully see improved revenues and improved profitability, but before we have a better coverage of  reimbursement we should think about a different growth in Brazil.

Jeremy Feffer:
Okay. And then finally just on Japan, I appreciate the updated timeline. So now that we look at, now that we're expecting submission in mid-year, obviously these things are tough to predict. But what's a reasonable expectation for approval and then also a timeline for possibly getting reimbursement in Japan?

Homi Shamir:
Yes, I think in Agile, reasonable timing would be at least as far as we know now, it should be by the end of the quarter, okay. Again, that's what our people are telling us and hopefully we'll get there. But that's again, it depend on the government, but we've been working on that for a year and something so we should have it.

And to remind Agile is really not the Agile capsules per se it's also, it will give us a new language in the OGIB that we can take it  behind the OGIB so we can take it to the Crohn’s market similar like in the USA.

Reimbursement can be between three to six months. We are trying to push it there is a certain deadline that we need to be there, so I think it's anything between the three to six month time scenario.

But if we receive it, it would be a major achievement to Japan because it really will start fueling because now we have over 400 workstation installed. It will give us much better utilization out of those workstations.

Jeremy Feffer:	Okay, thank you very much.

Operator:	And we'll take our next question from Evan Lodes of JPMorgan.

Evan Lodes:	Hi, good morning, congrats on the quarter. A question, Homi, you had called out the decline in endoscopies, yet you managed to play the two actually have positive growth in the U.S. SB business.

So can you talk about the dynamics there of the OG IB indication versus Crohn's? And I guess a related follow-up would be, if we do see utilization stabilize what would you expect to happen to the growth rate in the U.S. SB business?

Homi Shamir:
Yes, I think in  the OGIB  we reach a plateau and especially we had and we managed to maintain it as a almost zero decline compared to colonoscopy was, as you mentioned, double-digit numbers and we reported that previously.

So we managed to do well there. We believe that the Crohn’s will give us some growth moving forward. And again, if it will be single-digit or double-digit it will really depend how we will execute on that, and it will take time. We believe the overall Crohn’s business for both it's for monitoring Crohn’s or non-Crohn’s or suspected Crohn’s is currently about 15% of our total capsule sales in the USA.

Now I believe that if we see in the America they will see people getting employed, that will give us an additional growth in the OGIB. And also if the Obama Care will implement the plan, you will see another 30 million people who never had OGIB or capsules looking for the OGIB. So I think the OGIB overall can start going again as it used to grow to us.

Again, maybe that number will never be double-digit, but it can be 5%, 10%. But on top of that we need to add the Crohn’s business so hopefully if everything will go the way we want it, and it will not be in 2012 it probably will after 2012 we can see back double-digit growth in the SB market here.

Evan Lodes:	Great. And then on the news flow front, should we be expecting anything related to Crohn's at any meetings or publications this year?

Homi Shamir:
Yes, we are working with a lot of physicians. There is a big additional couple of article that should be helping a lot in DDW. But the most significant things we are working with the key KOL or IBD leaders in the states.

As I mentioned in my script, there is about 55 event  we are planning to see, a few of them will be associated with some new article or peer review. We also working on big clinical trials to, on the Crohn's. So, there's a lot of things happening around it.

But really from our point of view it's also worth mentioning that for example, we have coverage on Crohn's, and we have a relatively good reimbursement, but we are working on improvement those (policy ((inaudible)). And recently we received an improved policy by a major provider that are really covering another 35 million people in 14 states.

So all the time we are making the life of the physician who is going to later on claim for the capsules much easier by having a better policy.

But the most important thing, Crohn's is our top priority, almost as a company because we have the COLON, but it is the top priority here into the USA. And we will continue to push and execute and hopefully we'll start seeing a strong growth in this market.

Evan Lodes:	Great. Thank you very much.

Yuval Yanai:	Thank you.

Homi Shamir:	Thanks, Evan.

Operator:	Once again of you'd like to ask a question please signal by...

Male:	Operator, are you there?

Operator:	Yes, we're taking our - once again to ask a question, please press star 1 on your telephone key pad.

And we're taking a follow-up question from Bryan Brokmeier from Maxim Group.

Bryan Brokmeier:
Yes, Homi, you talked a little bit about China before, and I was just wondering if you could elaborate a little bit more on the timeframe there. How many cities are you in right now and, you know, what's, you know, like I said, what's the timeframe for further extending your reach?

Homi Shamir:
Yes, we are in China, we have 300 installations in China including Tibet. So I could say that we are almost everywhere in China. We are expecting, we are hoping to install also substantial amount of other workstation in China, June this year.

It's also good to know that we’ve received approval, although it's not for COLON 2, but for COLON 1 in China, so we'll start selling COLON 1 in China. So we believe that we will continue to see a strong growth in China.

This year we reached couple of good million dollars in sales there, and we are just hoping it will continue to be there. So, and it, by the way, it's, we are not only doing extremely good in the small bowel business, I think we are doing very also in our manometry.

In our manometry business we also had very good success, very good year and the business is very strong. The manometry is obviously the Sierra business. So things are going very well.

Bryan Brokmeier: Great. Okay, thank you very much.

Yuval Yanai: Thank you.

Operator:	And we have no further question in the queue at this time. I would like to turn the call back over to Mr. Shamir for any additional remarks.

Homi Shamir:	Thanks again for joining us today. In the coming weeks Yuval and I will be on the road presenting at investor conferences and participating in non-deal road shows.

Next week I will be in Boston meeting with member of the Institution and Investment Community, and Yuval will be presenting at the Citi Healthcare Conference in New York on Monday February 27, and the following day at the RBC healthcare conference again in New York. Thank you again. Operator, you may now disconnect the line.

Operator:	That concludes today's conference. Thanks you for your participation.

END